                                                                   Exhibit 6(a)




                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors



Kemper Investors Life Insurance Company:



We consent to the use of our reports included herein on Kemper Investors Life Insurance Company (KILICO) and on the financial statements of the subaccounts of KILICO Variable Separate Account and to the KILICO Variable Separate Account and to the reference to our firm under the heading "Experts" in the prospectus. Our report on KILICO's financial statements dated March 21, 1997, contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.




                                                KPMG PEAT MARWICK LLP





Chicago, Illinois
April 25, 1997